SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           Registration Statement to
                                    FORM S-6

           FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
          SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2


A. Exact name of trust:             IDS Life Variable Life Separate Account

B. Name of depositor:               IDS LIFE INSURANCE COMPANY

C. Complete address of depositor's principal executive offices:

         IDS Tower 10, Minneapolis, Minnesota 55440-0010

D. Name and complete address of agent for service:

         Mary Ellyn Minenko, Esq.
         IDS Life Insurance Company
         IDS Tower 10
         Minneapolis, Minnesota 55440-0010

E. Title of securities being registered:

         Flexible Premium Variable Life Insurance Policy

F. Approximate date of proposed public offering: as soon as practicable

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant Section 8(a) may determine.

(REG2)
                                     PART II

                          UNDERTAKINGS TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission hereto or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

The By-Laws of IDS Life Insurance Company provide that:

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he is or was a Manager of Variable Annuity Funds A and B, director, officer, employee or agent of this Corporation, or is or was serving at the direction of the Corporation as a Manager of Variable Annuity Funds A and B, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the State of Minnesota, as now existing or hereafter amended, provided that this Article shall not indemnify or protect any such Manager of Variable Annuity Funds A and B, director, officer, employee or agent against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties or by reason of his reckless disregard of his obligations and duties.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940

The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

Prospectus
_____________________, 1999

Flexible Premium Variable Life Insurance Policy


IDS Life Variable Life Separate Account

Issued and sold by: IDS Life Insurance Company
IDS Tower 10,
Minneapolis, MN 55440
Telephone: 800-862-7919
Web site address:  http://www.americanexpress.com/advisors

This prospectus contains information about the life insurance policy that you should know before investing. You also will receive prospectuses for the underlying funds that are investment options under your policy. Please read all prospectuses carefully and keep them for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

An investment in this annuity is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this policy involves investment risk including possible loss of principal.

Table of contents

Key terms
The policy in brief
The variable account
The funds
        IDS Life Series Fund Equity Portfolio
        IDS Life Series Fund Income Portfolio
        IDS Life Series Fund Money Market Portfolio
        IDS Life Series Fund Managed Portfolio
        IDS Life Series Fund Government Securities Portfolio IDS Life Series Fund International Equity Portfolio IDS Life Series Fund Equity Income Portfolio
        AIM V.I. Growth and Income Fund
        Putnam VT New Opportunities Fund-Class IA Shares Putnam VT High Yield Fund - Class IB Shares
        Warburg Pincus Trust/Small Company Growth Portfolio American Century VP Value
        Templeton International Fund - Class C
        Fund objectives
        Relationship between funds and subaccounts
Rates of return of the funds and subaccounts
The fixed account
Purchasing your policy
        Application
        Right to examine policy
        Premiums
Keeping the policy in force
        No lapse guarantee
        Grace period
        Reinstatement
Loads, fees and charges
        Premium expense charge
        Monthly deduction
        Surrender charge
        Partial surrender fee
        Mortality and expense risk charge
        Fund expenses
Policy value
        Fixed account value
        Subaccount values
Proceeds payable upon death
        Change in death benefit option
        Changes in specified amount
        Misstatement of age or sex
        Suicide
        Beneficiary
Transfers between the fixed account and subaccounts
        Fixed account transfer policies
        Minimum transfer amounts
        Maximum transfer amounts
        Maximum number of transfers per year
        Two ways to request a transfer, loan or surrender
        Automated transfers
        Automated dollar-cost averaging
Policy loans
Policy surrenders
        Total surrenders
        Partial surrenders
        Allocations of partial surrenders
        Effects of partial surrenders
        Taxes

Optional insurance benefits
        Waiver of monthly deduction
        Accidental death benefit
        Other insured rider
        Children's insurance rider
        Automatic increase benefit rider
        Accelerated benefit rider for terminal illness
Payment of policy proceeds
Federal taxes
        IDS Life's tax status
        Taxation of policy proceeds
        Modified endowment contracts
        Other tax considerations
IDS Life
        Ownership
        State regulation
        Distribution of the policy
        Legal proceedings
        Year 2000
        Experts
Management of IDS Life
Other fund managers
Other information
        Substitution of investments
        Voting rights
        Reports
Policy illustrations

Key terms

These terms can help you understand details about your policy.

Accumulation unit: An accounting unit used to calculate the policy value of the subaccounts prior to the insured's death.

Attained insurance age: The insured's insurance age plus the number of policy anniversaries since the policy date. Attained insurance age changes only on a policy anniversary.

Cash surrender value: Proceeds received if the policy is surrendered in full, or the amount payable if the insured's death occurs on or after the insured's attained insurance age 100. The cash surrender value equals the policy value minus indebtedness and any applicable surrender charges.

Code: The Internal Revenue Code of 1986, as amended.

Close of business: Closing time of the New York Stock Exchange, normally 3 p.m., Central time.

No lapse guarantee (NLG): A feature of the policy guaranteeing that the policy will not lapse before the insured's attained insurance age 70 (or five policy years, if later.) The guarantee is in effect if you meet certain premium payment requirements.

Minimum monthly premium: The premium required to keep the NLG in effect. The minimum monthly premium is shown in your policy.

Fixed account: The general investment account of IDS Life. The fixed account is made up of all of IDS Life's assets other than those held in any separate account.

Fixed account value: The portion of the policy value that is allocated to the fixed account, including indebtedness.

Funds: Mutual funds or portfolios, each with a different investment objective. (See "The funds.")Each of 13 subaccounts of the variable account invests in a specific one of these funds.

IDS Life: In this prospectus, "we," "us," "our" and "IDS Life" refer to IDS Life Insurance Company.

Indebtedness: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.

Insurance age: The insured's age, based upon his or her last birthday on the date of the application.

Insured: The person whose life is insured by the policy.

Monthly date: The same day each month as the policy date. If there is no monthly date in a calendar month, the monthly date is the first day of the next calendar month.

Net amount at risk: A portion of the death benefit, equal to the total current death benefit minus the policy value. This is the amount to which cost of insurance rates are applied in determining the monthly cost of insurance.

Net premium: The premium paid minus the premium expense charge.

Owner: The entity(ies) to which, or individual(s) to whom, the policy is issued or to whom ownership is subsequently transferred. In the prospectus "you" and "your" refer to the owner.

Policy anniversary: The same day and month as the policy date each year the policy remains in force.

Policy date: The date the policy is issued and from which policy anniversaries, policy years and policy months are determined.

Policy value: The sum of the fixed account value plus the variable account value.

Proceeds: The amount payable under the policy as follows:

     o Upon death of the insured prior to the insured's attained insurance age 100, proceeds will be the death benefit in effect as of the date of the insured's death, minus any indebtedness.

     o Upon the death of the insured on or after the insured's attained insurance age 100, proceeds will be the cash surrender value.

     o On surrender of the policy, the proceeds will be the cash surrender value.

Risk classification: A group of insureds that IDS Life expects will have similar mortality experience.

Scheduled premium: A premium, selected by the owner at the time of application, of a level amount, at a fixed interval of time.

Specified amount: An amount used to determine the death benefit and the proceeds payable upon death of the insured prior to the insured's attained insurance age
100. The initial specified amount is shown in your policy.

Subaccount(s): One or more of the investment divisions of the variable account, each of which invests in a particular fund.

Surrender charge: A charge assessed against the policy value at the time of surrender, or the policy lapses, during the first 10 years of the policy and for 10 years after an increase in coverage.

Valuation date: A normal business day, Monday through Friday, on which the New York Stock Exchange is open. The value of each subaccount is set at the close of business on each valuation date.

Valuation period: The interval commencing at the close of business on each valuation date and ending at the close of business on the next valuation date.

Variable account: IDS Life Variable Life Separate Account consisting of subaccounts, each of which invests in a particular fund. The policy value in each subaccount depends on the performance of the particular fund.

Variable account value: The sum of the values that are allocated to the subaccounts of the variable account.

The policy in brief

Purpose: The purpose of the policy is to provide life insurance protection on the life of the insured and to build policy value. The policy provides a death benefit that is payable to the beneficiary upon the insured's death. As in the case of other life insurance policies, it may not be advantageous to purchase this policy as a replacement for, or in addition to an existing life insurance policy.

The policy allows you, as the owner, to allocate your net premiums, or transfer policy value, to:

        The variable account, consisting of subaccounts, each of which invests in a fund with a particular investment objective. You may direct premiums to any or all of 13 of these subaccounts. Your policy's value may increase or decrease daily, depending on the investment return. No minimum amount is guaranteed. (p.)

        The fixed account, which earns interest at rates that are adjusted periodically by IDS Life. This rate will never be lower than 4.0%. (p.)

Purchasing your policy: To apply, send a completed application and premium payment to IDS Life's home office. For your application to be accepted, you will need to provide medical and other evidence that the person you propose to insure (yourself or someone else) is insurable according to our underwriting rules. (p.)

Right to examine policy: You may return your policy for any reason and receive a full refund of your premiums by mailing us the policy and a written request for cancellation within a specified period. (p.)

Premiums: In applying for your policy, you state how much you intend to pay and whether you will pay quarterly, semiannually or annually. You may also make additional, unscheduled premium payments subject to certain limits. No premium payments can be made on or after the insured's attained insurance age 100. We may refuse premiums in order to comply with the Code. (p.)

No lapse guarantee: A feature of the policy guaranteeing the policy will remain in force until the insured's attained insurance age 70 (or 5 policy years, if later.) The feature is in force if you meet certain premium requirements. (p.)

Grace period: If the cash surrender value of your policy becomes less than the amount needed to pay the monthly deduction and the no lapse guarantee is not in effect, you will have 61 days to pay a premium that raises the cash surrender value to an amount sufficient to pay the monthly deduction. If you don't, the policy will lapse. (p.)

Reinstatement: If your policy lapses, it can be reinstated within five years. The reinstatement is subject to certain conditions including evidence of insurability satisfactory to IDS Life and the payment of a sufficient premium. (p.)

Loads, fees and charges: You pay the following charges, either directly (such as deductions from your premium payments or from your policy value), or indirectly (as deductions from the underlying funds.) These charges primarily compensate IDS Life for administering and distributing the policy as well as paying policy benefits and assuming related risks:

     o Premium expense charge -- deducted from each premium payment to cover some distribution expenses, state and local premium taxes, and federal taxes.

     o Monthly deduction -- charged against the value of your policy each month (prior to the insured's attained insurance age 100), covering the cost of insurance, cost of issuing the policy, certain administrative expenses and optional insurance benefits.

     o Surrender charge -- applies if you surrender your policy for its full cash surrender value, or the policy lapses, during the first 10 years and for 10 years after requesting an increase in the specified amount. It is based on the initial specified amount and on any increase in the specified amount.

     o Partial surrender fee -- applies if you surrender part of the value of your policy; equals $25 or 2% of the amount surrendered, whichever is less.

     o Mortality and expense risk charge -- applies only to the subaccounts; equals, on an annual basis, 0.9% of the average daily net asset value of the subaccounts for the first 10 policy years and 0.45% thereafter. We reserve the right to charge up to 0.9% for all policy years.

     o Fund expenses -- apply only to the underlying funds and consists of investment management fees, taxes, brokerage commissions and nonadvisory expenses. (p.)

Proceeds payable upon death: Prior to the insured's attained insurance age 100, your policy's death benefit can never be less than the specified amount, unless you change that amount or your policy has outstanding indebtedness. The relationship between the policy value and the death benefit depends on which of two options you choose:

     o Option 1 level amount: The death benefit is the greater of the specified amount or a percentage of policy value.

     o Option 2 variable amount: The death benefit is the greater of the specified amount plus the policy value or a percentage of policy value.

You may change the death benefit option or specified amount within certain limits; doing so will generally affect policy charges. On or after the insured's attained insurance age 100, the proceeds payable upon the death of the insured will be the cash surrender value.(p.)

Transfers between the fixed account and subaccounts: You may, at no charge, transfer policy value from one subaccount to another or between subaccounts and the fixed account. (Certain restrictions apply to transfers involving the fixed account.) You also can arrange for automated transfers among the fixed account and subaccounts. (p.)

Policy loans: You may borrow against your policy's cash surrender value. A policy loan, even if repaid, can have a permanent effect on the death benefit and policy value. A loan may have tax consequences if your policy lapses or you surrender it. (p.)

Policy surrenders: You may cancel this policy while it is in force and receive its cash surrender value. The cash surrender value is the policy value minus indebtedness, minus any applicable surrender charges. (p.)

Exchange right: For two years after the policy is issued, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need do is transfer all of the policy value in the subaccounts to the fixed account. (p.)

Payment of policy proceeds: We will pay policy proceeds when you surrender the policy or the insured dies. You or the beneficiary may choose whether payment is to be made in a lump sum or under one or more of certain options. (p.)

Federal taxes: The death benefit is not considered part of the beneficiary's income and therefore is not subject to federal income taxes. When the proceeds are paid after the insured's attained insurance age 100, if the amount received plus any indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income. Part or all of any proceeds received through full or partial surrender, lapse, policy loan or assignment of policy value may be subject to federal income tax as ordinary income. Proceeds other than death benefits from certain policies, classified as "modified endowments," are taxed differently from proceeds of conventional life insurance contracts and may also be subject to an additional 10% IRS penalty tax if you are younger than 59 1/2. A policy is considered to be a modified endowment if it was applied for or materially changed after June 21, 1988, and premiums paid in the early years exceed certain modified endowment limits. (p.)

The variable account

The variable account was established on October 16, 1985 under Minnesota law and is registered as a single unit investment trust under the Investment Company Act of 1940. The variable account consists of a number of subaccounts, each of which invests in shares of a particular fund. This registration does not involve any SEC supervision of the account's management or investment practices or policies.

The variable account meets the definition of a separate account under federal securities laws. Income, capital gains or capital losses of each subaccount are credited to or charged against the assets of that subaccount alone. State insurance law provides that we will not charge a variable subaccount liabilities of any other subaccount or of any other business conducted by IDS Life. Other variable life insurance policies that are not described in this prospectus also invest in subaccounts of the variable account. At all times, IDS Life will maintain assets in the subaccounts with total market value at least equal to the reserves and other liabilities required to cover insurance benefits under all policies participating in the subaccount.

The U.S. Treasury and the IRS indicated they may provide additional guidance on investment control. This concerns how many subaccounts an insurance company may be offer and how many exchanges among subaccounts it may allow before the owner would be currently taxed on income earned within subaccount assets. At this time, we do not know at this time what the additional guidance will be or when action will be taken. We reserve the right to modify the policy, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccount assets.

The funds

You can direct your premiums to any or all of the subaccounts of the variable account that invest in shares of the following funds:

IDS Life Series Fund, Inc.
IDS Life Series Fund, Inc., a Minnesota corporation, is a diversified, open-end management investment company incorporated on May 8, 1985. The IDS Life Series Fund International Equity Portfolio was added on October 24, 1994. The IDS Life Series Fund Equity Income Portfolio was added on ___________, 1999. IDS Life acts as the investment manager and American Express Financial Corporation acts as the investment advisor of the IDS Life Series Fund, Inc. American Express Trust Company acts as custodian of the IDS Life Series Fund, Inc.'s investments.

     o   IDS Life Series Fund-Equity Portfolio
              Objective: capital appreciation. Invests primarily in common stocks and other securities convertible into common stock.

     o   IDS Life Series Fund-Income Portfolio
              Objective: to maximize current income while attempting to conserve the value of the investment and to continue the high level of income for the longest period of time. At least 50% of net assets will normally be invested in high-quality, lower-risk corporate bonds, unrated corporate bonds believed to have the same investment qualities and government bonds. Other investments may include lower-rated corporate bonds, bonds and common stocks sold together as a unit, preferred stock and foreign securities.

     o   IDS Life Series Fund-Money Market Portfolio
              Objective: to provide maximum current income consistent with liquidity and conservation of capital. Invests in relatively short-term money market securities, such as marketable debt securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, bank certificates of deposit, bankers' acceptances, letters of credit and high-grade commercial paper.

     o   IDS Life Series Fund-Managed Portfolio
              Objective: to maximize total investment return through a combination of capital appreciation and current income. If the investment manager believes the stock market will be moving higher, it can emphasize stocks that offer potential for appreciation. At other times, the manager may increase the portfolio's holdings in bonds and money-market securities providing high current income.

     o   IDS Life Series Fund-Government Securities Portfolio
              Objective: to provide a high current return and safety of principal. Invests primarily in debt obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies and instrumentalities.

     o   IDS Life Series Fund-International Equity Portfolio
              Objective: capital appreciation. Invests primarily in common stocks of foreign issuers and foreign securities convertible into common stock. Other investments may include certain international bonds if the portfolio manager believes they have greater potential for capital appreciation than equities.

     o   IDS Life Series Fund-Equity Income Portfolio
              Objective: to provide a high level of current income and, as a secondary goal, steady growth of capital. Invests primarily in dividend-paying stocks. Other investments may include: common stocks, foreign securities, convertible securities, debt securities, derivative instruments and money market instruments.

AIM Variable Insurance Funds, Inc.
AIM Variable Insurance Funds, Inc., a Maryland corporation, is an open-end, series, management investment company incorporated on January 22, 1993. A I M Advisors, Inc. acts as the investment advisor for AIM Variable Insurance Funds, Inc.

     o   AIM V.I. Growth and Income Fund
              Objective: growth of capital, with current income as a secondary objective. The Fund seeks to achieve its objective by generally investing at least 65% of its net assets in stocks of companies believed by management to have the potential for above-average growth in revenues and earnings.

Putnam Variable Trust
Putnam Variable Trust is a Massachusetts business trust organized on September 24, 1987. Putnam Investment Management, Inc. acts as the investment manager for the Putnam Variable Trust.

     o   Putnam VT New Opportunities Fund - Class IA Shares
              Objective: long term capital appreciation. Invests principally in common stocks of companies in sectors of the economy which Putnam Investment Management, Inc. ("Putnam Management") believes possess above-average long-term growth potential.

     o   Putnam VT High Yield Fund - Class IB Shares
              Objective: high current income and, when consistent with this objective, a secondary objective of capital growth, by investing primarily in high-yielding, lower-rated fixed income securities constituting a portfolio which Putnam Investment Management, Inc. believes does not involve undue risk to income or principal. See the special considerations for investments in high yield securities described in the Putnam Variable Trust prospectus.

Warburg Pincus Trust
Warburg Pincus Trust is a Massachusetts business trust organized on March 15, 1995. Warburg Pincus Asset Management, Inc. acts as investment advisor for Warburg Pincus Trust.

     o   Warburg Pincus Trust/Small Company Growth Portfolio
              Objective: capital growth. Invests primarily in equity securities of small-sized domestic companies.

American Century Variable Portfolios, Inc.
American Century Variable Portfolios, Inc., a Maryland Corporation, is a diversified, open-end management investment company incorporated on June 4, 1987. American Century Investment Management, Inc. acts as investment manager for American Century Variable Portfolios, Inc.

     o   American Century VP Value
              Objective: long-term capital growth, with income as a secondary objective. Invests primarily in securities that management believes to be undervalued at the time of purchase.

Templeton Variable Products Series Fund
Templeton Variable Products Series Fund, a Massachusetts business trust organized on February 25, 1988, is an open-end management investment company. Templeton Investment Counsel, Inc. acts as investment manager for the Templeton Variable Products Series Fund.

     o   Templeton International Fund - Class C
              Objective: long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

The investment managers and advisers cannot guarantee that the funds will meet their investment objectives nor is there any guarantee that your policy value will equal or exceed the total premiums you paid. You can find detailed information about the funds, their investment objectives, policies and risks in the accompanying fund prospectuses. Please read these prospectuses carefully and consider, on a continuing basis, which funds are best suited to your long-term investment needs. Some funds involve more risk than others, so please monitor your investment.

Shares of all funds except the IDS Life Series Fund Portfolios are available to serve as the underlying investment for variable life insurance policies, variable annuities and qualified plans. Currently the shares of the IDS Life Series Fund Portfolios are available to serve as the underlying investment for variable life insurance only. However, in the future these shares also may be available to serve as the underlying investment for variable life insurance contracts, variable annuities and qualified plans. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts, variable annuity separate accounts, and/or qualified plans to invest in the available funds simultaneously. Although IDS Life and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of the appropriate funds will monitor events in order to identify any material conflicts between such policy owners, contract owners and qualified plans to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that separate funds should be established for variable life insurance, variable annuity and qualified plan separate accounts, the variable life insurance policy holders would not bear any expenses associated with establishing separate accounts. Please refer to the fund prospectuses for risk disclosure regarding mixed and shared funding.

Diversification: The Internal Revenue Service (IRS) has issued final regulations relating to the diversification requirements under Section 817(h) of the Code. Each fund intends to comply with these requirements.

Relationship between funds and subaccounts

Each subaccount buys shares of the appropriate fund at net asset value without a sales charge. Dividends and capital gain distributions from a fund are reinvested at net asset value without a sales charge and held by the subaccount as an asset. Each subaccount redeems fund shares without a charge to the extent necessary to make death benefit or other payments under the policy.

Rates of return of the funds and subaccounts

This section presents rates of return first for the funds, and then for the corresponding subaccounts. Rates of return are different in the two cases because those of the subaccounts reflect additional charges. All charges and expenses mentioned in the section are explained fully under "Loads, fees and charges."

Rates of return of the funds:
In the following table are average annual rates of return based on the actual investment performance of the funds after deduction of applicable fund charges (including the investment management fees and nonadvisory expenses) for the periods indicated. These rates do not reflect charges that apply to the subaccounts or the policy and therefore do not illustrate how actual investment performance will affect policy benefits. Past performance does not guarantee future results.

Period ending 12/31/97

Fund                                                                                          10  years or Since
                                                            1 year     3 years     5 years    commencement

IDS Life Series Fund, Inc.
Equity Portfolio (Beta 0.86*) (1/86)**                         21.03%     26.21%      18.55%       18.08%
Income Portfolio (1/86)                                         8.03      10.60        8.25         9.14
Money Market Portfolio (1/86)                                   5.03       5.02        4.27         5.35
Managed Portfolio (Beta 0.62*) (1/86)                          17.91      17.14       14.17        15.75
Government Securities Portfolio (1/86)                          8.60       9.15        6.77         8.42
International Equity Portfolio (10/94)                          6.20      21.47         --         20.39
Equity Income Portfolio (             )
                         -------------

AIM Variable Insurance Funds, Inc.
AIM V.I. Growth and Income Fund (5/94)                         25.72        --          --         21.11

Putnam Variable Trust
Putnam VT New Opportunities Fund-Class IA Shares (5/94)        23.29        --          --         22.86
Putnam VT High Yield Fund - Class IB Shares (2/88)

Warburg Pincus Trust
Warburg Pincus Trust/Small Company Growth Portfolio (6/95)


American Century Variable Portfolios, Inc.
American Century VP Value (5/96)

Templeton Variable Products Series Fund
Templeton International Fund - Class C (5/92)***

* Beta is a volatility measure based on calculations of the fund's monthly return compared to the S&P 500 Index. A beta less than 1 indicates performance that is less volatile than the market; A beta more than 1 indicates performance that is more volatile than the market.

**   (Commencement date of the fund.)

*** Because Class C shares were not offered until May 1, 1997, performance shown for periods prior to that date represent the historical results of Class A shares. Performance of Class C shares for period after May 1, 1997 reflect Class C's higher annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

Rates of return of subaccounts
Average annual rates of return in the following table reflect all charges incurred by the funds and charges against the subaccounts (including the mortality and expense risk charge.) The rates do not reflect the premium expense charge, surrender charge or monthly deduction.

In the table below, you will see the date that the subaccount began operations and the date the fund began operations. In some cases, the subaccounts and the funds began operations at the same time, so the performance for both is the same. In other cases, the fund began operations before the subaccounts that invest in those funds, so the subaccount and fund performance is different. In those cases, we show both the actual performance of the subaccount and also performance from the commencement date of the fund as if the subaccount had existed at that time. For the new subaccounts, we only show performance from the commencement date of the fund because those subaccounts do not have any activity to date. Past performance does not guarantee future results.

Period ending 12/31/97

                                              Since commencement                           Since commencement
                                              of the subaccounts                              of the Funds
Subaccount      Investing in:             1 year    3 years   5 years  10 years or     1 year   3 years  5 years   10 years or
                                                                       Since                                       since
                                                                       commencement                                commencement

                IDS Life Series Fund,
                Inc..-
      U         Equity (1/86; 1/86)*      20.05%    25.07%    17.49%   16.97%          20.05%   25.07%   17.49%    16.97%
      V         Income (1/86; 1/86)       7.04      9.62      7.30     8.14            7.04     9.62     7.30      8.14
      W         Money market (1/86;       4.15      4.17      3.39     4.44            4.15     4.17     3.39      4.44
                1/86)
      X         Managed (1/86; 1/86)      16.88     16.08     13.14    14.66           16.88    16.08    13.14     14.66
      Y         Government Securities     7.66      8.19      5.83     7.40            7.66     8.19     5.83      7.40
                (1/86; 1/86)
     FEI        Equity Income (       ;
                     _)
      IL        International Equity      5.25      21.28     --       19.41           5.25     21.28    --        19.41
                (10/94; 10/94)

                AIM Variable Insurance
                Funds, Inc.
     FGI        Growth and Income Fund    24.59     --        --       22.15           24.59    25.23    --        20.00
                (11/96; 5/94)

                Putnam Variable Trust
     FNO        New Opportunities         22.18     --        --       17.34           22.18    24.19    --        21.76
                Fund-Class IA Shares
                (11/96; 5/94)

     FPH        High Yield Fund - Class
                IB Shares (       ;
                2/88)


                Warburg Pincus Trust
     FSC        Small Company Growth
                Portfolio
                (        ; 6/95)

                American Century
                Variable Portfolios,
                Inc.
     FVL        American Century VP
                Value
                (          ; 5/96)

                Templeton Variable
                Products Series Fund
     FIF        Templeton International
                Fund - Class
                C**(         ;
                          )

*    (Commencement date of the subaccount; commencement date of the fund.)

** Because Class C shares were not offered until May 1, 1997, performance shown for periods prior to that date represent the historical results of Class A shares. Performance of Class C shares for period after May 1, 1997 reflect Class C's higher annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

The fixed account

You can allocate premiums to the fixed account or transfer policy value from the subaccounts to the fixed account (with certain restrictions, explained in "Transfers between the fixed account and subaccounts.")

The fixed account is the general investment account of IDS Life. It includes all assets owned by IDS Life other than those in the variable account and other separate accounts. Subject to applicable law, IDS Life has sole discretion to decide how assets of the fixed account will be invested.

Placing policy value in the fixed account does not entitle you to share in the fixed account's investment experience, nor does it expose you to the account's investment risk. Instead, IDS Life guarantees that the policy value you place in the fixed account will accrue interest at an effective annual rate of at least 4.0%, independent of the actual investment experience of the account. IDS Life bears the full investment risk for amounts allocated to the fixed account. IDS Life is not obligated to credit interest at any rate higher than 4.0%, although we may do so at our sole discretion.

We will not credit interest in excess of 4.0% on any portion of policy value in the fixed account against which you have a policy loan outstanding.

Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the fixed account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests in it are subject to the provisions of these Acts and the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the fixed account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Purchasing your policy

Application

To apply for coverage, complete an application and send it with your premium payment to IDS Life's home office. In your application, you:

     o   select a specified amount of insurance;
     o   select a death benefit option;
     o   designate a beneficiary; and
     o state how premiums are to be allocated among the fixed account and/or the subaccounts.

Insurability: Before issuing your policy, we require satisfactory evidence of the insurability of the person whose life you propose to insure (yourself or someone else.) Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individual is insurable under our underwriting rules. Your application may be declined if we determine the individual is not insurable and any premium you have paid will be returned.

Age limit: IDS Life generally will not issue a policy where the proposed insured is over the insurance age of 80. We may, however, do so at our sole discretion.

Risk classification: The risk classification is based on the insured's health, occupation or other relevant underwriting standards. This classification will affect the monthly deduction and may affect the cost of certain optional insurance benefits. (See "Loads, fees and charges" and "Optional insurance benefits.")

Other conditions: In addition to proving insurability, you and the insured must also meet certain conditions, stated in the application form, before coverage will become effective and your policy will be delivered to you.

Incontestability: IDS Life will have two years from the effective date of your policy to contest the truth of statements or representations in your application. After the policy has been in force during the insured's lifetime for two years from the policy date, we cannot contest the policy.

Right to examine policy

You may return your policy for any reason and receive a full refund of all premiums paid. To do so, you must mail or deliver the policy to IDS Life or your financial advisor with a written request for cancellation, by the 10th day after you receive it (15th day in Colorado, 20th day in Idaho and North Dakota.)

On the date your request is postmarked or received, the policy will immediately be considered void from the start.

Premiums

Payment of premiums:
In applying for your policy, you decide how much you intend to pay and how often you will make payments. During the first several policy years until the policy value is sufficient to cover the surrender charge, IDS Life requires that premiums sufficient to keep the no lapse guarantee in effect be paid to keep the policy in force.

You may schedule payments annually, semiannually or quarterly. (Payment at any other interval must be approved by IDS Life.) This premium schedule is shown in your policy.

The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the no lapse guarantee in effect.

You may also change the amount and frequency of scheduled premium payments by written request. IDS Life reserves the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the no lapse guarantee remains in effect.

Premium limitations:
You may make unscheduled premium payments at any time and in any amount of at least $25. IDS Life reserves the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the insured's attained insurance age 100.

Also, in order to receive favorable tax treatment under the Code, premiums you pay during the life of the policy must not exceed certain limitations. To comply with the Code, we can either refuse excess premiums as you pay them or refund excess premiums with interest no later than 60 days after the end of the policy year in which they were paid.

Allocation of premiums:
Until the policy date, we hold all premiums in the fixed account and we credit interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, we will allocate the net premiums plus accrued interest to the account(s) you have selected in your application. At that time, we will begin to assess the various loads, fees, charges and expenses.

We convert any amount that you allocate to a subaccount into accumulation units of that subaccount, as explained under "Policy value." Similarly, when you transfer value between subaccounts, we convert accumulation units in one subaccount into a cash value, which we then convert into accumulation units of the second subaccount.

Keeping the policy in force

No lapse guarantee

The NLG provides that your policy will remain in force until the insured's attained age 70 (or 5 policy years, if later) even if the cash surrender value is insufficient to pay the monthly deduction. The NLG will stay in effect as long as:

     o   the sum of premiums paid; minus
     o   partial surrenders; minus
     o   outstanding indebtedness

equals or exceeds the minimum monthly premiums due since the policy date

The minimum monthly premium is shown in the policy.

If, on a monthly date, you have not paid enough premiums to keep the no lapse guarantee in effect, the no lapse guarantee will terminate. In addition, your policy will lapse (terminate) if the cash surrender value is less than the amount needed to pay the monthly deduction.

The no-lapse guarantee period may be reinstated within 2 years of its termination if the policy is in force.

Grace period

If on a monthly date the cash surrender value of your policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect, you will have 61 days to pay the required premium amount. If you do not pay the required premium, the policy will lapse.

IDS Life will mail a notice to your last known address, requesting payment of the premium needed so that we can make the next three monthly deductions. If we receive this premium before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any balance to the policy value and allocate it in the same manner as other premium payments.

If a policy lapses with outstanding indebtedness, any excess of the outstanding indebtedness over the premium paid generally will be taxable to the owner. (See "Federal taxes.") If the insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.

Reinstatement

Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, IDS Life will require:

     o   a written request;
     o   evidence satisfactory to IDS Life that the insured remains insurable;
     o   payment of the required reinstatement premium and
     o   payment or reinstatement of any indebtedness.

The reinstatement premium is the required premium to reinstate the policy.

The effective date of a reinstated policy will be the monthly date on or next following the day we accept your application for reinstatement. The suicide period (see "Proceeds payable upon death") will apply from the effective date of reinstatement (except in Georgia, Nebraska, Oklahoma, Pennsylvania, South Carolina, Tennessee, Utah and Virginia.) Surrender charges will also be reinstated.

We will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

Loads, fees and charges

Policy charges compensate IDS Life for:

     o  providing the insurance benefits of the policy;
     o  issuing the policy;
     o  administering the policy;
     o  assuming certain risks in connection with the policy; and
     o  distributing the policy.

We deduct some of these charges from your premium payments. We deduct others periodically from your policy value in the fixed account and/or subaccounts. You may also be assessed a charge if you surrender your policy or the policy lapses.

Premium expense charge

We deduct this charge from each premium payment. We credit the amount remaining after the deduction, called the net premium, to the account(s) you have selected. The premium expense charge is 5% of each premium payment. It partially compensates IDS Life for expenses in distributing the policy, including agents' commissions, advertising and printing of prospectuses and sales literature. (These expenses also may be partially compensated by the surrender charge, discussed under "Surrender charge," below.) It also compensates IDS Life for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the same premium expense charge even though state premium taxes vary.

Monthly deduction

On each monthly date we deduct from the value of your policy in the fixed account and/or subaccounts an amount equal to the sum of:

     1.  the cost of insurance for the policy month;
     2.  the policy fee shown in your policy; and
     3. charges for any optional insurance benefits provided by rider for the policy month.

Each of the three components is explained below.

You specify, in your policy application, what percentage of the monthly deduction from 0% to 100% you want us to take from the fixed account and from each of the subaccounts. You may change these percentages for future monthly deductions by writing to us.

We will take monthly deductions from the fixed account and the subaccounts on a pro rata basis if:

     o you do not specify the accounts from which you want us to take the monthly deduction, or
     o the value in the fixed account or any subaccount is insufficient to pay the portion of the monthly deduction you have specified;

If the cash surrender value of your policy is not enough to cover the monthly deduction on a monthly anniversary, the policy may lapse. However, the policy will not lapse if the no lapse guarantee is in effect. (See "No lapse guarantee;" also "Grace period" and "Reinstatement.")

Components of the monthly deduction:

1. Cost of insurance: primarily, the cost of providing the death benefit under your policy.
     It depends on:

     o   the amount of the death benefit;
     o   the policy value; and
     o   the statistical risk that the insured will die in a given period.

The cost of insurance for a policy month is calculated as:

                                         [a x (b - c)] + d
where:

(a) is the monthly cost of insurance rate based on the insured's attained insurance age, sex (unless unisex rates are required by law) and risk classification. Generally, the cost of insurance rate will increase as the insured's attained insurance age increases.

We set the rates based on our expectations as to future mortality experience. We may change the rates from time to time; any change will apply to all individuals of the same rate classification. However, rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown in your policy, which are based on the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Tables, Age Last Birthday.

(b) is the death benefit on the monthly date divided by 1.0032737 (which reduces IDS Life's net amount at risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4.0%);

(c) is the policy value on the monthly date. At this point, the policy value has been reduced by the policy fee, and any charges for optional riders;

(d) is any flat extra insurance charges assessed as a result of special underwriting considerations.

2. Policy fee: $5 per month for initial specified amounts below $250,000, and $0 per month for initial specified amounts of $250,000 and above. This charge reimburses IDS Life for expenses of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records; and of administering the policy, such as processing claims, maintaining records, making policy changes and communicating with owners. We reserve the right to change the charge in the future, but guarantee that it will never exceed $7.50 per month.

3. Optional insurance benefit charges: charges for any optional benefits you add to the policy by rider. (See "Optional insurance benefits.)"

Surrender charge

If you surrender your policy or the policy lapses during the first 10 policy years and in the 10 years following an increase in specified amount, a surrender charge will be assessed.

The surrender charge reimburses IDS Life for costs of issuing the policy, such as processing the application (primarily underwriting) and setting up computer records. It also partially pays for commissions, advertising and printing the prospectus and sales literature.

The surrender charge for the initial specified amount is shown in your policy. It is based on the insured's insurance age, sex, risk classification and initial specified amount. The surrender charge for the initial specified amount will remain level during the first five policy years and then decrease monthly until it is zero at the end of 10 policy years. If the specified amount is increased, an additional surrender charge will apply. The additional surrender charge will be shown in a revised policy. It will be based on the insured's attained insurance age, sex, risk classification and the amount of the increase. The additional surrender charge will remain level during the first five years following the effective date of the increase and then decrease monthly until it is zero at the end of the 10th year following the increase.

Partial surrender fee

If you surrender part of the value of your policy, we will charge you $25 (or 2% of the amount surrendered, if less.) We guarantee that this fee will not increase for the duration of your policy.

Mortality and expense risk charge

This charge applies only to the subaccounts and not to the fixed account. It is equal, on an annual basis, to 0.9% of the average daily net asset value of the subaccounts for the first 10 policy years and 0.45% thereafter. We reserve the right to charge up to 0.9% for all policy years. Computed daily, the charge compensates IDS Life for:

     o Mortality risk -- the risk that the cost of insurance charge will be insufficient to meet actual claims.

     o Expense risk -- the risk that the policy fee and the surrender charge (described above) may be insufficient to cover the cost of administering the policy.

Any profit from the mortality and expense risk charge would be available to IDS Life for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and surrender charges discussed earlier. IDS Life will make up any further deficit from its general assets.

Fund expenses

The investment managers and advisers receive fees for their services to the funds. The funds also pay taxes, brokerage commissions and nonadvisory expenses, such as custodian and trustee fees, registration fees for shares, postage, fidelity and security bond costs, legal fees and other miscellaneous fees and charges. The table below will help you understand the expenses that the funds pay.

Annual operating expenses of the funds
at
(management fees, 12b-1 fees and other expenses deducted as a percentage of average net assets as follows:)

                                                                                 IDS Life
                                                                                 Series          IDS Life       IDS Life Series
                                                                                 Fund-Government Series         Fund-International
                                                                                 Securities      Fund-Equity    Equity
                                                   IDS Life        IDS Life      (after          Income         (after expense
                    IDS Life       IDS Life        Series          Series        expense         (after         limitation)
                    Series         Series          Fund-Money      Fund-Managed  limitation)     expense
                    Fund-Equity    Fund-Income     Market                                        limitation)
Management fees        0.70%           0.70%        0.50%              0.70%         0.70%          0.70%%          0.95%

12b-1 fees            --              --            --                --            --             --              --

Other expenses
                       0.02            0.04         0.10               0.02          0.10*          0.10*           0.10*

Total                  0.72%**         0.74%**      0.60%**            0.72%**       0.80%**        0.80%**         1.05%**

                                                                    Warburg
                                                                    Pincus Trust/
                     AIM V.I.                                       Small Company
                     Growth and     Putnam VT New   Putnam VT High  Growth        American        Templeton
                     Income Fund*** Opportunities   Yield-Class IB                Century VP      International-Class
                                    -Class IA                                     Value             C++

Management fees          0.63%       0.58%             0.66%         0.90%           1.00%            0.69%

12b-1 fees              --            --               0.15           --            --                0.25

Other expenses           0.06        0.05              0.06          0.25            0.00             0.19

Total                    0.69%+      0.63%             0.87%         1.15%           1.00%            1.13%

* IDS Life has agreed to a voluntary limit of 0.1%, on an annual basis, of the average daily net assets of each of the IDS Life Series Fund Portfolios for other expenses like taxes and brokerage commissions and for nonadvisory expenses. If the 0.1% limitation had not been in place, these other expenses would have been 0.19% for IDS Life Series Fund-Government Securities Portfolio and 0.11% for IDS Life Series Fund-International Equity Portfolio. IDS Life Series Fund-Equity Income Portfolio is new. IDS Life plans to limit these expenses to 0.1%. IDS Life reserves the right to discontinue limiting these other expenses at 0.1%. However, its present intention is to continue the limit until the time that actual expenses are less than the limit

**   Annualized operating expenses of underlying funds at

*** Operating expenses of the underlying funds at Dec. 31, 1997. A I M Advisers, Inc. ("AIM") may from time to time voluntarily waive or reduce its respective fees. Effective May 1, 1998, the Funds reimburse AIM in an amount up to 0.25% of the average net asset value of each Fund, for expenses incurred in providing, or assuring that participating insurance companies provide, certain administrative services. Currently, the fee only applies to the average net asset value of each Fund in excess of the net asset value of each Fund as calculated on April 30, 1998.

+    Operating expenses of the funds at Dec. 31, 1997.

++ The Fund's Class C distribution plan or "Rule 12b-1 Plan" is described in the Fund's prospectus. Because Class C shares were not offered until May 1, 1997, figures (other than Rule 12b-1 fees) are estimates for 1998 based on the historical expenses of the Fund's Class A shares for the fiscal year ended December 31, 1997. Management fees have been restated to reflect the management fee schedule approved by shareholders and effective May 1, 1997. Actual management fees before May 1, 1997 were lower. See fund prospectus for details.

IDS Life has entered into certain arrangements under which it is compensated by the funds' advisors and/or distributors for the administrative services it provides to these funds.

Other information on charges
IDS Life may reduce or eliminate various fees and charges when we incur lower sales costs and/or perform fewer administrative services than usual.

Policy value

The value of your policy is the sum of values in the fixed account and each subaccount of the variable account.

Fixed account value

The value in the fixed account on the policy date (when the policy is issued) equals:

     o the portion of your initial net premium allocated to the fixed account; plus
     o interest accrued before the policy date; minus
     o the portion of the monthly deduction for the first policy month allocated to the fixed account.

On any later date, the value in the fixed account equals:

     o   the value on the previous monthly date; plus
     o net premiums allocated to the fixed account since the last monthly date; plus
     o any transfers to the fixed account from the subaccounts, including loan transfers, since the last monthly date; plus
     o   accrued interest on all of the above; minus
     o any transfers from the fixed account to the subaccounts, including loan repayment transfers, since the last monthly date; minus
     o any partial surrenders or partial surrender fees allocated to the fixed account since the last monthly date; minus
     o interest on any transfers or partial surrenders, from the date of the transfer or surrender to the date of calculation; minus
     o any portion of the monthly deduction for the coming month allocated to the fixed account if the date of calculation is a monthly date.

Subaccount values

The value in each subaccount changes daily, depending on the investment performance of the funds in which that subaccount invests and on other factors detailed below. There is no guaranteed minimum subaccount value. You as owner bear the entire investment risk.

Calculation of subaccount value: The value of each subaccount on the policy date equals:

     o the portion of your initial net premium allocated to the subaccount; plus
     o interest accrued before the policy date; minus
     o the portion of the monthly deduction for the first policy month allocated to that subaccount.

The value on each subaccount on each valuation date equals:

     o the value of the subaccount on the preceding valuation date, multiplied by the net investment factor for the current valuation period (explained below); plus
     o net premiums received and allocated to the subaccount during the current valuation period; plus
     o any transfers to the subaccount (from the fixed account or other subaccounts, including loan repayment transfers) during the period; minus
     o any transfers from the subaccount including loan transfers during the current valuation period; minus
     o any partial surrenders and partial surrender fees allocated to the subaccount during the period; minus
     o any portion of the monthly deduction allocated to the subaccount during the period.

The net investment factor measures the investment performance of a subaccount from one valuation period to the next. Because performance may fluctuate, the value of a subaccount may increase or decrease from day to day.

Accumulation units: We convert the policy value allocated to each subaccount into accumulation units. Each time you direct a premium payment or transfer policy value into one of the subaccounts, we credit a certain number of accumulation units to your policy for that subaccount. Conversely, each time you take a partial surrender or transfer value out of a subaccount, we subtract a certain number of accumulation units.

Accumulation units are the true measure of investment value in each subaccount. For subaccounts investing in the funds, they are related to, but not the same as, the net asset value of the corresponding funds. The dollar value of each accumulation unit can rise or fall daily, depending on the investment performance of the underlying funds, and on certain charges. Here is how unit values are calculated:

Number of units: To calculate the number of units for a particular subaccount, we divide your investment (net premium or transfer amount) by the current accumulation unit value.

Accumulation unit value: The current accumulation unit value for each subaccount equals the last accumulation unit value times the current net investment factor.

Net investment factor: We determine the net investment factor at the end of each valuation period. This factor equals

                                        (a divided by b) - c,
where:

(a) equals:

     o   net asset value per share of the fund; plus
     o per-share amount of any dividend or capital gain distribution made by the relevant fund to the subaccount; plus
     o any credit or minus any charge for reserves to cover any tax liability resulting from the investment operations of the subaccount.

(b) equals:

     o net asset value per share of the fund at the end of the preceding valuation period; plus
     o any credit or minus any charge for reserves to cover any tax liability in the preceding valuation period.

(c) is a percentage factor representing the mortality and expense risk charge, as described in "Loads, fees and charges," above.

Factors that affect subaccount accumulation units:

Accumulation units of each subaccount may change in two ways; in number and in value. Here are the factors that influence those changes:

The number of accumulation units you own may fluctuate due to:

     o  additional premiums allocated to the subaccount;
     o  transfers into or out of the subaccount;
     o  partial surrenders and partial surrender fees;
     o  surrender charges; and/or
     o  pro rata portions of the monthly deductions

Accumulation unit values will fluctuate due to:

     o  changes in underlying fund's net asset value;
     o  dividends distributed to the subaccount;
     o  capital gains or losses of underlying fund;
     o  fund operating expenses; and/or
     o  mortality and expense risk fees.

Proceeds payable upon death

We will pay a benefit to the beneficiary of the policy when the insured dies.

If that death is prior to the insured's attained insurance age 100, the amount payable is based on the specified amount and death benefit option (described below) that you have selected, less any indebtedness.

If the insured's death is on or after the attained insurance age 100, the amount payable is the cash surrender value.

Option 1 (level amount): Under this option, the policy's value is part of the specified amount. The Option 1 death benefit is the greater of:

     o   the specified amount on the date of the insured's death; or
     o the applicable percentage of the policy value on the date of the insured's death, if that death occurs on a valuation date, or on the next valuation date following the date of death. (See table below.)

Applicable percentage table

Insured's attained         Applicable            Insured's attained    Applicable
insurance age              percentage of         insurance age         percentage of
                           policy value                                policy value
40 or younger              250%                  61                    128%
41                         243                   62                    126
42                         236                   63                    124
43                         229                   64                    122
44                         222                   65                    120
45                         215                   66                    119
46                         209                   67                    118
47                         203                   68                    117
48                         197                   69                    116
49                         191                   70                    115
50                         185                   71                    113
51                         178                   72                    111
52                         171                   73                    109
53                         164                   74                    107
54                         157                   75-95                 105
55                         150                   96                    104
56                         146                   97                    103
57                         142                   98                    102
58                         138                   99                    101
59                         134                   100                   100
60                         130

The percentage is designed to ensure that the policy meets the provisions of federal tax law which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.

Option 2 (variable amount): Under this option, the policy value is added to the specified amount. The Option 2 death benefit is the greater of:

     o   the policy value plus the specified amount; or
     o the applicable percentage of policy value (from the preceding table) on the date of the insureds death, if that death occurs on a valuation date, or on the next valuation date following the date of death.

Examples:                             Option 1                   Option 2
---------                             --------                   --------

specified amount                      $100,000                   $100,000
policy value                          $  5,000                 $    5,000
death benefit                         $100,000                   $105,000
policy value increases to             $  8,000                 $    8,000
death benefit                         $100,000                   $108,000
policy value decreases to             $  3,000                 $    3,000
death benefit                         $100,000                   $103,000

If you want to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should consider Option 2. If you are satisfied with the specified amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value, you should consider Option
1. Under Option 1, the cost of insurance is lower because IDS Life's net amount at risk is generally lower; for this reason the monthly deduction is less and a larger portion of your premiums and investment returns is retained in the policy value.

Change in death benefit option

You may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the specified amount. You do not need to provide additional evidence of insurability.

If you change from Option 1 to Option 2: The specified amount will decrease by an amount equal to the policy value on the effective date of the change. You cannot change from Option 1 to Option 2 if the resulting death benefit amount would fall below the minimum amount shown in the policy.

If you change from Option 2 to Option 1: The specified amount will increase by an amount equal to the policy value on the effective date of the change.

An increase or decrease in specified amount resulting from a change in the death benefit option will affect the following policy costs:

     o Monthly deduction because the cost of insurance depends upon the specified amount.
     o   Minimum monthly premium.
     o   Charges for certain optional insurance benefits.

The surrender charge will not be affected.

Changes in specified amount

Subject to certain limitations, you may make a written request to increase or decrease the specified amount at any time. Changes in specified amount may have tax implications, discussed in the section "Modified endowment contracts" under "Federal taxes."

Increases: If you increase the specified amount, we may require additional evidence of insurability that is satisfactory to us. The effective date of the increase will be the monthly anniversary on or next following our approval of the increase. The increase may not be less than $10,000, and no increase will be permitted after the insured's attained insurance age 85.

An increase in the specified amount will have the following effect on policy costs:

     o Your monthly deduction will increase because the cost of insurance charge depends upon the specified amount.
     o   Charges for certain optional insurance benefits may increase.
     o   The minimum monthly premium will increase if the NLG is in effect.
     o   The surrender charge will increase.

At the time of the increase in specified amount, the cash surrender value of your policy must be sufficient to pay the monthly deduction on the next monthly anniversary. The increased surrender charge will reduce the cash surrender value. If the remaining cash surrender value is not sufficient to cover the monthly deduction, we will require you to pay additional premiums within the 61-day grace period. If you do not, the policy will lapse unless the no lapse guarantee is in effect. Because the minimum monthly premium will increase, additional premiums may also be required to keep the no lapse guarantee in effect.

Decreases: Any decrease in specified amount will take effect on the monthly anniversary on or next following our receipt of your written request. The specified amount remaining after the decrease may not be less than the minimum amount shown in the policy. If, following a decrease in specified amount, the policy would no longer qualify as life insurance under federal tax law, the decrease may be limited to the extent necessary to meet these requirements.

A decrease in specified amount will affect your costs as follows:

     o Your monthly deduction will decrease because the cost of insurance charge depends upon the specified amount.
     o   Charges for certain optional insurance benefits may decrease.
     o   The minimum monthly premium will decrease if the NLG is in effect.
     o   The surrender charge will not change.

No surrender charge is imposed when you request a decrease in the specified amount.

We will deduct decreases in the specified amount from the current specified amount in this order:

     o  First from the portion due to the most recent increase;
     o Next from portions due to the next most recent increases successively; and
     o  Then from the initial specified amount when the policy was issued.

This procedure may affect the cost of insurance if we have applied different risk classifications to the current specified amount. We will eliminate the risk classification applicable to the most recent increase in the specified amount first, then the risk classification applicable to the next most recent increase, and so on.

Misstatement of age or sex

If the insured's age or sex has been misstated, the proceeds payable upon death will be:

     o   the policy value on the date of death; plus
     o the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus
     o   the amount of any outstanding indebtedness on the date of death.

Suicide

Suicide by the insured, whether sane or insane, within two years from the policy date is not covered by the policy. If suicide occurs, the only amount payable to the beneficiary will be the premiums paid, minus the amount of any outstanding indebtedness.

In Colorado and North Dakota, the suicide period is shortened to one year. In Missouri, IDS Life must prove that the insured intended to commit suicide at the time he or she applied for coverage.

Beneficiary

Initially, the beneficiary will be the person you designate in your application for the policy. You may change the beneficiary by giving written notice to IDS Life, subject to requirements and restrictions stated in the policy. If you do not designate a beneficiary, or if the designated beneficiary dies before the insured, the beneficiary will be you or your estate.

Transfers between the fixed account and subaccounts

You may transfer policy values from one subaccount to another or between subaccounts and the fixed account. For most transfers, we will process your transfer request at the end of the valuation period during which we receive your request. There is no charge for transfers. Before transferring policy value, you should consider the risks involved in switching investments.

We may suspend or modify the transfer privilege at any time with the necessary approval of the SEC. Transfers involving the fixed account are subject to the restrictions below.

Fixed account transfer policies

     o You must make transfers from the fixed account during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up at any time for transfer periods of your choosing subject to certain minimums.

     o If we receive your request to transfer funds from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

     o If we receive your request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.

     o We will not accept requests for transfers from the fixed account at any other time.

     o If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. We will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision. (See "Exchange right.")

Minimum transfer amounts

From a subaccount to another subaccount or the fixed account:

     o For mail and phone transfers--$250 or the entire subaccount balance, whichever is less.
     o   For automated transfers--$50.

From the fixed account to a subaccount:

     o $250 or the entire fixed account balance, minus any outstanding indebtedness, whichever is less.
     o   For automated transfers--$50.

Maximum transfer amounts

From a subaccount to another subaccount or the fixed account:

     o   None.

From the fixed account to a subaccount:

     o   Entire fixed account balance, minus any outstanding indebtedness.

Maximum number of transfers per year

We reserve the right to limit mail and telephone transfers to five per policy year. Twelve automated transfers per policy are allowed.

Two ways to request a transfer, loan or surrender

Provide your name, policy number, Social Security Number or Taxpayer Identification Number when you request a transfer.

1  By letter

Regular mail:

IDS Life Insurance Company
P.O. Box 499
Minneapolis, MN  55440

Express mail:

IDS Life Insurance Company
733 Marquette Ave.
Minneapolis, MN  55402

2 By phone

Call between 7 a.m. and 6 p.m. Central Time:
1-800-437-0602 (toll free) or
(612) 671-4738 (Minneapolis area)
TTY service for the hearing impaired:
1-800-285-8846 (toll free)

     o We answer phone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use mail procedure as an alternative.

     o We will honor any telephone transfer or surrender request we believe is authentic and we will use reasonable procedures to confirm that it is. These procedures include asking identifying questions and tape recording calls. As long as these procedures are followed, IDS Life and its affiliates will not be liable for any loss resulting from fraudulent requests.

     o We make telephone transfers available automatically. If you do not want telephone transfers to be made from your account, please write to IDS Life and tell us.

Automated transfers

In addition to written and telephone requests, you can arrange to have policy value transferred from one account to another automatically. Your financial advisor can help you set up an automated transfer.

Automated transfer policies:

     o   Minimum automated transfer amount: $50
     o Only one automated transfer arrangement can be in effect at any time. You can transfer policy values to one or more subaccounts and the fixed account, but you can transfer from only one account.
     o You can start or stop this service by written request. You must allow seven days for us to change any instructions that are currently in place.
     o You cannot make automated transfers from the fixed account in an amount that, if continued, would deplete the fixed account within 12 months.
     o If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.
     o If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.
     o If the value of the account from which you are transferring policy value is less than the $50 minimum, we will stop the transfer arrangement automatically.
     o Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts.

Automated dollar-cost averaging

You can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit value, caused by fluctuations in the market value of the underlying fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.

How dollar-cost averaging works

Month             Amount          Accumulation        Number of units
                 invested          unit value            purchased
Jan                $100                $20                 5.00

Feb                100                 16                  6.25

Mar                100                  9                  11.11

Apr                100                  5                  20.00

May                100                  7                  14.29

June               100                 10                  10.00

July               100                 15                  6.67

Aug                100                 20                  5.00

Sept               100                 17                  5.88

Oct                100                 12                  8.33


(footnotes to table) By investing an equal number of dollars each month...

(arrow in table pointing to April) you automatically buy more units when the per unit market price is low...

(arrow in table pointing to August) and fewer units when the per unit market price is high.

You have paid an average price of only $10.81 per unit over the 10 months, while the average market price actually was $13.10.

Dollar-cost averaging does not guarantee that any variable subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

Policy loans

You may borrow against your policy by written or telephone request. (See chart under "Transfers between the fixed account and subaccounts" for address and telephone numbers for your requests.) We will process your loan request at the end of the valuation period during which we receive your request. (Loans by telephone are limited to $50,000.)

Interest rate: The interest rate for policy loans is 6% per year. After the 10th anniversary we expect to reduce the loan interest to 4% per year. Interest is charged daily and due at the end of the policy year.

Minimum loan:

     o $500 ( $200 for Connecticut residents) or the remaining loan value, whichever is less.

Maximum loan:

     o In Texas, 100% of the policy value in the fixed account, minus a pro rata portion of surrender charges.
     o   In Alabama, 100% of the policy value minus surrender charges.
     o   In all other states, 90% of the policy value minus surrender charges.

We will compute the maximum loan value as of the end of the valuation period during which we receive your loan request. The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that we will take until the next policy anniversary.

Payment of loaned funds: Generally, we will pay loans within seven days after we receive your request (with certain exceptions - see "Deferral of payments," under "Payment of policy proceeds.")

Allocation of loans to accounts: If you do not specify whether the loan is to come from the fixed account or the subaccounts, it will be made from the subaccounts and the fixed account in proportion to their values, minus indebtedness. When we make a loan from a subaccount, we redeem accumulation units and transfer the proceeds into the fixed account. We will credit the loaned amount with 4.0% annual interest.

Repayments: We will allocate loan repayments to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $25.

Overdue interest: If you do not pay accrued interest when it is due, we will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take the interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the allocated interest, all of the interest will be taken from all of the accounts in proportion to their value, minus indebtedness.

Effects of policy loans: If you do not repay your loan, it will reduce the death benefit and cash surrender value. Even if you do repay it, your loan can have a permanent effect on death benefits and policy values, because money you borrow against the subaccounts will not share in the investment results of the relevant portfolio(s)

A loan may terminate the no lapse guarantee. We deduct the loan amount from the total premiums you pay, which may reduce the total below the level required to keep the no lapse guarantee in effect.

Taxes: If your policy lapses or you surrender it with an outstanding indebtedness, and the amount of outstanding indebtedness plus the cash surrender value is more than the sum of premiums you paid, you will generally be liable for taxes on the excess. (See "Federal taxes.")

Policy surrenders

You may surrender your policy in full or in part by written or telephone request. (See chart under "Transfers between the fixed account and subaccounts.") We will process your surrender request at the end of the valuation period during which we receive your request. We may require you to return your policy.

We normally will process your payment within seven days; however, we reserve the right to defer payment. (See "Deferral of payments," under "Payment of policy proceeds.")

Total surrenders:
If you totally surrender your policy, you receive its cash surrender value--the policy value minus outstanding indebtedness and applicable surrender charges. (See "Loads, fees and charges.") We will compute the value of each subaccount as of the end of the valuation period during which we receive your request.

Partial surrenders:
After the first policy year, you may surrender any amount from $500 up to 90% of the policy's cash surrender value. (Partial surrenders by telephone are limited to $50,000.) We will charge you a partial surrender fee, described under "Loads, fees and charges."

Allocation of partial surrenders:
Unless you specify otherwise, IDS Life will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which we receive your request. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.

Effect of partial surrenders:

     o A partial surrender will reduce the policy value by the amount of the partial surrender and fee.

     o A partial surrender will reduce the death benefit by the amount of the partial surrender and fee, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.

     o A partial surrender may terminate the no lapse guarantee. We deduct the surrender amount from total premiums you paid, which may reduce the total below the level required to keep the no lapse guarantee in effect.

     o If Option 1 is in effect, a partial surrender will reduce the specified amount by the amount of the partial surrender and fee. IDS Life will deduct this decrease from the current specified amount in this order:

               1. First from the specified amount provided by the most recent increase;
               2. Next from the next most recent increases successively;
               3. Then from the initial specified amount when the policy
                  was issued.

Because they reduce the specified amount, partial surrenders may affect the cost of insurance. IDS Life will not allow a partial surrender if it would reduce the specified amount below the required minimum. (See "Decreases" under "Death benefits.")

     o If Option 2 is in effect, a partial surrender does not affect the specified amount.

Taxes:
Upon surrender, you generally will be liable for taxes on any excess of the cash surrender value plus outstanding indebtedness over the premium paid. (See "Federal taxes.")

Exchange right

For two years after we issue the policy, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. We automatically will credit all future premium payments to the fixed account unless you request a different allocation.

A transfer for this purpose will not count against the five-transfers-per-year limit. Also, we will waive any restrictions on transfers into the fixed account for this type of transfer.

There is no effect on the policy's death benefit, specified amount, net amount at risk, risk classification(s) or issue age. Only the method of funding the policy value will be affected.

Optional insurance benefits

You may choose to add the following benefits to your policy at an additional cost, in the form of riders (if certain requirements are met.) More detailed information on these benefits are in your policy.

Waiver of monthly deduction (WMD): Under WMD, we will waive the monthly deduction if the insured becomes totally disabled.

Accidental death benefit (ADB): ADB provides an additional death benefit if the insured's death is caused by accidental injury.

Other insured rider (OIR): OIR provides a level, adjustable death benefit on the life of each other insured covered.

Children's insurance rider (CIR): CIR provides level term care on each eligible child.

Automatic increase benefit rider (AIB): AIB provides an increase in the specified amount at a designated percentage on each policy anniversary until insured's attained age 65.

Accelerated Benefit Rider for Terminal Illness (ABRTI): If the insured is terminally ill and death is expected to occur within 6 months, the rider provides that you can withdraw a portion of the death benefit prior to death. This rider is not available in all states.

Payment of policy proceeds

We will pay policy proceeds when:

     o   you surrender the policy; or
     o   the insured dies

We will pay all proceeds by check. We will compute the amount of the death proceeds and pay it in a single sum unless you select one of the payment options below. We will pay interest at a rate of at least 4% per year (8% in Arkansas, 11% in Florida) on single sum death proceeds, from the date of the insured's death to the settlement date (the date on which we pay the proceeds in a lump sum or first place them under a payment option.)

Payment options:
During the insured's lifetime, you may request in writing that we pay policy proceeds under one or more of the three payment options below. (The beneficiary also may select a payment option, unless you say that he or she cannot.) You decide how much of the proceeds to place under each option (minimum: $5,000.) We will transfer any such amount to IDS Life's general account. Unless we agree otherwise, we must make payments under all options to a natural person.

You also may make a written request to us to change a prior choice of payment option or, if we agree, to elect a payment option other than the three below.

If you elect a payment option for pre-death proceeds, payments under this option may be subject to federal income tax as ordinary income. If you elect Option A, the full pre-death proceeds will be taxed as a full surrender or maturity as described in "Taxation of policy proceeds" and also may be subject to an additional 10% penalty tax if the policy is a modified endowment. The interest paid under Option A will be ordinary income subject to income tax in the year earned.
The interest payments will not be subject to the 10% penalty tax.

If you elect Option B or Option C for payment of pre-death proceeds, any indebtedness at the time of election will be taxed as a partial surrender as described in "Taxation of policy proceeds" and also may be subject to an additional 10% penalty tax if the policy is a modified endowment. We will use the remainder of the proceeds to make payments under the option elected. A portion of each payment will be taxed as ordinary income and a portion of each payment will be considered a return of the investment in the policy and will not be taxed. An owner's investment in the policy is described in "Taxation of policy proceeds." All payments we make after the investment in the policy is fully recovered will be subject to tax. Amounts we pay under Option B or Option C that are subject to tax also may be subject to an additional 10% penalty tax. (See "Penalty tax.")

Death benefit proceeds applied to any payment option are not considered part of the beneficiary's income and therefore are not subject to federal income tax. Payments of interest under Option A will be ordinary income subject to tax. Under Option B or Option C, a portion of each payment will be ordinary income subject to tax and a portion of each payment will be considered a return of the beneficiary's investment in the policy which is not subject to tax. The beneficiary's investment in the policy is the death benefit proceeds we apply to the payment option. All payments we make after the investment in the policy is fully recovered will be subject to tax.

Option A -- Interest payments: We will pay interest on any proceeds placed under this option at a rate of 4% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw proceeds in amounts of at least $100. At any time, you may withdraw all of the proceeds that remain or you may place them under a different payment option approved by us.

Option B -- Payments for a specified period: We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:

Payment period               Monthly payment per $1,000
(years)                      placed under Option B

       10                                  $ 9.61
       15                                    6.87
       20                                    5.51
       25                                    4.71
       30                                    4.18

We will furnish monthly amounts for other payment periods at your request, without charge.

Option C -- Lifetime income: We will make monthly payments for the life of the person (payee) who is to receive the income. We will guarantee payment for 10, 15 or 20 years.

We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and adjusted age of the payee on that date. Adjusted age means the age of the payee (on the payee's last birthday) minus an adjustment as follows:

Calendar year of     Adjustment    Calendar year of      Adjustment
payee's birth                                  payee's birth

Before 1920              0                   1945-1949                  6
1920-1924                1                   1950-1959                  7
1925-1929                2                   1960-1969                  8
1930-1934                3                   1970-1979                  9
1935-1939                4                   1980-1989                 10
1940-1944                5                   After 1989                11

The amount of each monthly payment per $1,000 placed under this option will be at least the amounts shown in the next table.

We will furnish monthly amounts for any adjusted age not shown at your request, without charge.

Adjusted
age                     Life income per $1,000 with
payee                  payments guaranteed for
----------------------------------------------------------------------------
                  10 years         15 years            20 years
              Male    Female    Male      Female    Male     Female
-------------------------------------------------------------------
50          $4.22    $3.89     $4.17     $3.86      $4.08    $3.82
55           4.62     4.22      4.53      4.18       4.39     4.11
60           5.14     4.66      4.96      4.57       5.71     4.44
65           5.81     5.22      5.46      5.05       5.02     4.79
70           6.61     5.96      5.96      5.60       5.27     5.12
75           7.49     6.89      6.38      6.14       5.42     5.35

Deferral of payments:
We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

     o the payments derive from a premium payment made by a check that has not cleared the banking system (we have not collected good payment);

     o   the NYSE is closed (other than customary weekend and holiday closings);

     o in accordance with SEC rules, trading on the NYSE is restricted or, because of an emergency, it is not practical to dispose of securities held in the subaccount or determine the value of the subaccount's net assets.

We may delay the payment of any loans or surrenders from the fixed account up to six months from the date we receive the request. If we postpone the payment of surrender proceeds more than 30 days, we will be pay you interest on the amount surrendered at an annual rate of 3% for the period of postponement.

Federal taxes

The following is a general discussion of the policy's federal income tax implications. It is not intended as tax advice. Because the effect of taxes on the value and benefits of your policy depends on your individual situation as well as IDS Life's tax status, YOU SHOULD CONSULT A TAX ADVISOR TO FIND OUT HOW THESE GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of federal income tax laws as currently the Internal Revenue Service (IRS) currently interprets them; both the laws and their interpretation may change.

We intend the policy to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. IDS Life reserves the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.

IDS Life's tax status

The IRS taxes IDS Life as a life insurance company under the Code. For federal income tax purposes, we consider the subaccounts to be a part of IDS Life, although we treat their operations separately in accounting and financial statements. We reinvest the investment income from the subaccounts and it becomes part of the subaccounts' value. The IRS does not tax IDS Life on this investment income, including realized capital gains. Therefore, IDS Life does not charge the subaccounts for our federal income taxes. IDS Life reserves the right to make such a charge in the future if there is a change in the tax treatment of subaccounts or variable life insurance contracts or in IDS Life's tax status as we currently understand it.

Taxation of policy proceeds

The IRS does not consider the death benefit to be part of the beneficiary's income and therefore it is not subject to federal income taxes. When we pay the proceeds after the insured's attained insurance age 100 and the amount received plus any indebtedness exceeds your investment in the policy, the IRS may tax the excess as ordinary income.

The IRS may tax part or all of any pre-death proceeds that you receive through full surrender or maturity, lapse, partial surrender, policy loan or assignment of policy value or payment options as ordinary income. (See the following table.) In some cases, the tax liability depends on whether the policy is a modified endowment (explained following the table.) The taxable amount also may be subject to an additional 10% penalty tax if the policy is a modified endowment.

Source of proceeds            Taxable portion of pre-death proceeds

Full surrender:               Amount you receive plus any indebtedness,
                              minus your investment in the policy.*

Lapse:                        Any outstanding indebtedness minus your
                              investment in the policy.*

Partial surrenders            Lesser of:
(modified endowments):        the amount you receive or policy value minus
                              your investment in the policy.*

Policy loans and assignments  Lesser of:
(modified endowments)         the amount of the loan/assignment or policy
                              value minus your investment in the policy.*

Partial surrenders            Generally, if the amount you receive is
(other policies):             greater than your investment in the policy,*
                              the amount in excess of your investment is taxable. However, during the first
                              15 policy years, a different amount may be taxable if the partial surrender results in or is caused by a reduction in benefits.

Policy loans and assignments  None
(other policies):

Payment options:              If we pay the proceeds of the policy
                              under one of the payment options, see the "Payment option" section for tax information.

* The owner's investment is equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus the taxable portion of any previous policy loans.

Modified endowment contracts

In 1988, Congress created a new class of life insurance policies called "Modified Endowment Contracts." The IRS taxes these policies differently from conventional life insurance contracts.

Your policy is a modified endowment contract if:

     o  you apply for it or materially change it on or after June 21, 1988 and
     o the premiums you pay in the first seven years of the policy, or the first seven years following a material change, exceed certain limits.

Also, any life insurance policy you receive in exchange for a modified endowment is itself a modified endowment.

We have procedures for monitoring whether your policy may become a modified endowment contract. We calculate modified endowment limits when we issue the policy. We base these limits on the benefits we provide under the policy and on the risk classification of the insured. We recalculate these limits later if certain increases or reductions in benefits occur.

Increases in benefits: We recalculate limits when an increase is a "material change." Almost any increase you request, such as an increase in specified amount, the addition of a rider benefit or an increase in an existing rider benefit, is a material change. An automatic increase under the terms of you policy, such as an increase in death benefit due to operation of the applicable percentage table described in the "Death benefits" section or an increase in policy value growth under Option 2, generally is not a material change. A policy becomes a modified endowment if premiums you pay in the early years following a material change exceed the recalculated limits.

Reductions in benefits: When you reduce benefits within seven years after we issue the policy or after the most recent material change, we recalculate the limits as if the reduced level of benefits had always been in effect. In most cases, this recalculation will further restrict the amount of premiums that you can pay without exceeding modified endowment limits. If the premiums you have paid already paid exceed the recalculated limits, the policy becomes a modified endowment even if you do not pay any further premiums.

Distributions affected: Modified endowment rules apply to distributions in the year the policy becomes a modified endowment and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment because the IRS presumes that you took a distribution in anticipation of that event.

Serial purchase of modified endowments: The IRS treats all modified endowments issued by the same insurer (or affiliated companies of the insurer) to the same owner during any calendar year as one policy for purposes of determining the amount of any loan or distribution that is taxable.

Penalty tax: If a policy is a modified endowment, the taxable portion of pre-death proceeds from a full surrender, maturity, lapse, partial surrender, policy loan or assignment of policy value or certain payment options may be subject to a 10% penalty tax unless:

     o   the distribution occurs after the owner attains age 59-1/2;
     o the distribution is attributable to the owner becoming disabled (within the meaning of Code Section 72(m)(7); or
     o the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the owner or over the joint lives (or life expectancies) of the owner and the owner's beneficiary.

Other tax considerations

Interest paid on policy loans: If you use a policy loan for personal purposes, interest paid on the loan is not tax-deductible. Other rules apply if you use the loan for trade or business or investment purposes or if a business or corporation owns the policy from which the loan is taken.

Policy changes: Changing ownership, exchanging or assigning the policy may have tax consequences, depending on the circumstances.

Other taxes: Federal estate tax, state and local estate tax, inheritance tax, gift tax and other tax consequences of ownership or receipt of policy proceeds also will depend on the circumstances.

Qualified retirement plans: The policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, a purchaser should consult a competent pension consultant.

On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Since the policy's cost of insurance rates and purchase rates for certain settlement options distinguish between men and women, employers and employee organizations should consult with legal counsel before purchasing the policy for any employment-related insurance or benefit program.

IDS Life

IDS Life is a stock life insurance company organized under the laws of the State of Minnesota in 1957. Our address is IDS Tower 10, Minneapolis, MN 55440.

IDS Life conducts a conventional life insurance business in the District of Columbia and all states except New York. A wholly owned subsidiary of IDS Life, IDS Life Insurance Company of New York, conducts a substantially identical business in New York.

IDS Life has been in the variable annuity business since 1968 and has sold a number of different variable annuity contracts and variable life insurance policies, that use other separate accounts, unit investment trusts and mutual funds.

Ownership

IDS Life is a wholly owned subsidiary of American Express Financial Corporation
(AEFC); AEFC, a Delaware corporation, is a wholly owned subsidiary of American Express Company.

State regulation

IDS Life is subject to the laws of Minnesota governing insurance companies and to regulation by the Minnesota Department of Commerce. In addition, IDS Life is subject to regulation under the insurance laws of other jurisdictions in which it operates. An annual statement in a prescribed form is filed with Minnesota's Department of Commerce and in each state in which IDS Life does business. IDS Life's books and accounts are subject to review by the Minnesota Department of Commerce at all times and a full examination of its operations is conducted periodically. Such regulation does not, however, involve any supervision of management or investment practices or policies.

Distribution of the policy

IDS Life is the sole distributor of the policy. IDS Life is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). Representatives of IDS Life are licensed insurance and annuity agents, and are registered with the NASD as representatives of IDS Life.

IDS Life pays its representatives a commission of up to 50% of the initial target premium (annualized) in the first three years when the policy is sold, plus up to 3% of all premiums in excess of the target premium. Each year, IDS Life pays a service fee of 0.3% or less of the policy value, net of indebtedness. IDS Life pays additional commissions if an increase in coverage occurs. IDS Life also pays approximately 27% of the total representative's commission to the field vice presidents and district sales managers of the selling representative.

Legal proceedings

A number of lawsuits have been filed against life and health insurers in jurisdictions in which IDS Life and AEFC do business involving insurers' sales practices, alleged agent misconduct, failure to properly supervise agents and other matters. IDS Life and AEFC, like other life and health insurers, from time to time are involved in such litigation. In December 1996, an action of this type was brought against IDS Life and its parent, AEFC. A second action was filed in March, 1997. The plaintiffs purport to represent a class consisting of all persons who replaced existing IDS Life policies with new IDS Life policies from and after January 1, 1985. The complaint puts at issue various alleged sales practices and misrepresentations, alleged breaches of fiduciary duties and alleged violations of consumer fraud statutes. Plaintiffs seek damages in an unspecified amount and also seek to establish a claims resolution facility for the determination of individual issues.

On October 13, 1998, an action entitled Richard W. And Elizabeth J. Thoresen vs. American Express Financial Corporation, American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and IDS Life Insurance Company of New York was commenced in Minnesota State Court. The action was brought by individuals who purchased an annuity in a qualified plan. They allege that the sale of annuities in tax-deferred contributory retirement investment plans (e.g., IRAs) is never appropriate. The plaintiffs purport to represent a class consisting of all persons who made similar purchases. The plaintiffs seek damages in an unspecified amount.

IDS Life believes it has meritorious defenses to these and other actions arising in connection with the conduct of its business activities and intends to defend them vigorously. IDS Life is an defendant in various other lawsuits, none of which, in IDS Life's opinion, will result in a material liability.

Year 2000

The Year 2000 issue is the result of computer programs having been written using two digits rather than four to define a year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in the failure of major systems or miscalculations, which could have a material impact on the operations of the variable account. The variable account has no computer systems of its own but is dependent upon the systems maintained by AEFC and certain other third parties.

AEFC has conducted a comprehensive review of its computer systems and business processes to identify the major systems that could be affected by the Year 2000 issue. AEFC is taking steps to resolve any potential problems including modification to existing software and the purchase of new software. These measures are scheduled to be completed and tested on a timely basis. AEFC's goal is to complete internal remediation and testing of each system by the end of 1998 and to continue compliance efforts through 1999. AEFC also is evaluating the Year 2000 readiness of unaffiliated investment managers and other third parties whose system failures could have an impact on the variable account's operations. AEFC does not know the potential materiality of any such impact at this time.

Experts

[to be filed by amendment]

Management of IDS Life

Directors

David R. Hubers

Director since September 1989; president and chief executive officer, AEFC, since August 1993, and director, AEFC, since January 1984; senior vice president, Finance and chief financial officer, AEFC, from January 1984 to August 1993.

Richard W. Kling

Director since February 1984; president since March 1994; executive vice president, Marketing and Products from January 1988 to March 1994; senior vice president, AEFC, since May 1994; director of IDS Life Series Fund, Inc. and chairman of the board of managers of IDS Life Variable Annuity Funds A and B.

Paul F. Kolkman

Director since May 1984; executive vice president since March 1994; vice president, Finance, from May 1984 to March 1994; vice president, AEFC, since January 1987.

James A. Mitchell

Chairman of the board since March 1994; director since July 1984; chief executive officer since November 1986; president from July 1984 to March 1994; executive vice president, AEFC, since March 1994; director, AEFC, since July 1984; senior vice president, AEFC, from July 1984 to March 1994.

Barry J. Murphy

Director and executive vice president, Client Service, since March 1994; senior vice president, Operations, Travel Related Services (TRS), a subsidiary of American Express Company, since July 1992; vice president, TRS, from November 1989 to July 1992 chief operating officer, TRS, from March 1988 to November 1989.

Stuart A. Sedlacek

Director, senior vice president and chief financial officer of AEFC since January 1998; vice president - assured assets, AEFC from 1994 to 1997.

Officers other than directors

Jeffrey S. Horton

Vice president and treasurer since December 1997; vice president and corporate treasurer, AEFC, since December 1997; controller, American Express Technologies-Financial Services, AEFC, from July 1997 to December 1997; controller, Risk Management Products, AEFC, from June 1990 to May 1994.

William A. Stoltzmann

Vice president, general counsel and secretary since 1985; vice president and assistant general counsel, AEFC, since November 1985.

The address for all of the directors and principal officers is: IDS Tower 10, Minneapolis, MN 55440-0010.

The officers, employees and sales force of IDS Life are bonded, in the amount of $100 million, by virtue of a blanket fidelity bond issued to American Express Company by Saint Paul Fire and Marine, the lead underwriter.

Other fund managers

A I M Advisors, Inc.

A I M Advisors, Inc. ("A I M") was organized in 1976 and is headquartered in Houston, Texas. A I M is a wholly owned subsidiary of A I M Management Group Inc., a holding company engaged in the financial services business and an indirect wholly-owned subsidiary of AMVESCAP PLC.

Putnam Investment Management, Inc.

Putnam Management has been managing mutual funds since 1937. Today, the firm serves as the investment manager for the funds in the Putnam Family, with nearly $182 billion in assets under management in over 9 million shareholder accounts at December 31, 1997.

Warburg Pincus Asset Management, Inc.,

Warburg Pincus Asset Management, Inc. is a professional investment advisory firm which provides investment services to investment companies, employee benefit plans, endowment funds, foundations, and other institutions and individuals.

American Century Investment Management, Inc.

American Century Investment Management Inc., has been providing investment advisory services to investment companies and institutional investors since it was founded in 1958.

Templeton Investment Counsel, Inc.

Templeton  Investment  Counsel,   Inc.  provides  investment  research  and
portfolio management services, and also provides management services to numerous other investment companies.

Other information

The variable account has filed a registration statement with the Securities and Exchange Commission (SEC). For further information concerning the policy, the variable account and IDS Life, please refer to the registration statement. You can find the registration statement on the SEC's web site at http://www.sec.gov.

Substitution of investments

We may change the funds from which the subaccounts buy shares if: the existing funds become unavailable; or in the judgment of IDS Life, the funds are no longer suitable for the subaccounts. If these situations occur, we have the right to substitute the funds held in the subaccounts for other registered, open-end management investment companies as long as we believe it would be in the best interest of persons having voting rights under the policies.

In the event of any such substitution or change, IDS Life may, without the consent or approval of owners, amend the policy and take whatever action is necessary and appropriate. However, we will not make any substitution or change without any necessary approval of the SEC or state insurance departments. IDS Life will notify owners within five days of any substitution or change.

Voting rights

As a policy owner with investments in any subaccount, you may vote on important fund matters. Each share of a fund has one vote. On some issues, such as election of directors of IDS Life Series Fund, all shares of the IDS Life Series Fund Portfolios vote together as one series. When electing directors, all shares of IDS Life Series Fund Portfolios have cumulative voting rights. Cumulative voting means that shareholders are entitled to a number of votes equal to the number of shares they hold multiplied by the number of directors to be elected and they have the right to divide votes among candidates.

On an issue affecting only one fund -- for example, a fundamental investment restriction pertaining only to that fund -- its shares vote as a separate series. If shareholders of a particular fund vote approval of an agreement, the agreement becomes effective with respect to that fund, whether or not it is approved by shareholders of the other funds.

IDS Life is the owner of all fund shares and therefore holds all voting rights. However, IDS Life will vote the shares of each fund according to instructions we receive from owners. If we do not receive timely instructions from you, we will vote your shares in the same proportion as the shares for which we do receive instructions. IDS Life also will vote fund shares that are not otherwise attributable to owners the same proportion as those shares in that subaccount for which we receive instructions.

We determine the number of fund shares in each subaccount for which you may give instructions by applying your percentage interest in the subaccount to the total number of votes attributable to the subaccount. We will determine that number as of a date we choose that is 60 days or less before the meeting of the fund. We will send you notice of each shareholder meeting, together with any proxy solicitation materials and a statement of the number of votes for which you are entitled to give instructions.

Under certain conditions, IDS Life may disregard voting instructions that would change the goals of one or more of the funds or would result in approval or disapproval of an investment advisory contract. If IDS Life does disregard voting instructions, we will advise you of that action and the reasons for in our next report to owners.

Reports

At least once a year IDS Life will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.

Policy illustrations

The following tables illustrate how policy values, cash surrender values and death benefits may change with the investment experience of the subaccount. The tables show how these amounts might vary, for a 35-year-old male nonsmoker, under Death Benefit Option 1, if:

o    the annual rate of return of the fund is 0%, 6% or 12%.
o the cost of insurance rates and policy fees are current rates or guaranteed rates and fees.

This type of illustration involves a number of detailed assumptions. (See chart, "Understanding the illustrations.") To the extent that your own circumstances differ from those assumed in the illustrations, your expected results also would differ.

Upon request, we will furnish you with comparable tables illustrating death benefits, policy values and cash surrender values based on the actual age of the person you propose to insure and on an initial specified amount and premium payment schedule. In addition, after you have purchased a policy, you may request illustrations based on policy values at the time of request.

Understanding the illustrations:
Rates of return: assumes uniform, gross, after-tax, annual rates of 0%, 6% or 12% for the fund. Results would differ depending on allocations among the subaccounts, if returns averaged 0%, 6% and 12% for the fund as a whole but differed across portfolios.

Insured:   assumes  a  male   insurance   age  35,  in  a   standard   risk
classification, qualifying for the nonsmoker rate. Results would be lower if the insured were in a substandard risk classification or did not qualify for the non-smoker rate.

Premiums: assumes a $900 premium is paid in full at the beginning of each policy year. Results would differ if premiums were paid on a different schedule.

Policy loans and partial withdrawals: assumes that none have been made. (Since we assume indebtedness is zero, the cash surrender value in all cases equals the policy value minus the surrender charge.)

Effect of expenses and charges: The net investment return of the subaccounts shown in the tables is lower than the gross, after-tax return of the fund because expenses paid by the fund and charges made against the subaccounts have been deducted. These include:

     o the daily investment management fee paid by the fund, assumed to be equivalent to an annual rate of 0.7% of the fund's aggregate average daily net assets;
     o a nonadvisory expense charge, assumed to be 0.1% of each fund's aggregate average daily net assets for direct expenses incurred by the fund; and
     o the daily mortality and expense risk charge, assumed to be equivalent to, on an annual basis, 0.9% of the average daily net asset value of the subaccounts for the illustration labeled "Guaranteed costs assumed." For the illustration labeled "Current costs assumed," the daily mortality and expense risk charge is assumed to be equivalent to, on an annual basis, 0.9% in policy years 1-10 and 0.45% in policy years 11 and after of the average daily net asset value of the subaccounts.

After deduction of the expenses and charges described above, the illustrated gross annual investment rates of return correspond to the following approximate net annual rates of return:

                             Net annual rate of         Net annual rate of         Net annual rate of
                             return for "Guaranteed     return for "Current        return for "Current
Gross annual investment      costs assumed"             costs assumed"             costs assumed"
rate                         illustration               illustration, years        illustration, years
of return                                               1-10                       11 and after
 0%                          -1.69%                     -1.69%                     -1.24%

 6                             4.21                       4.21                       4.68

12                           10.11                      10.11                      10.61

Taxes: Results shown in the tables reflect the fact that IDS Life does not currently charge the subaccounts for federal income tax. If we take such a charge in the future, the portfolios will have to earn more than they do now in order to produce the death benefits and policy values illustrated.


Illustration
----------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000                 Male age 35                                Current costs assumed
Death benefit Option 1                            nonsmoker                                  Annual premium $900
----------------------------------------------------------------------------------------------------------------------
          Premium        Death benefit (1)(2)              Policy value (1)(2)           Cash surrender value (1)(2)
          accumulated    assuming hypothetical gross       assuming hypothetical gross   assuming hypothetical gross
End of    with annual    annual investment return of       annual investment return of   annual investment return of
policy    interest
year      at 5%           0%         6%       12%           0%        6%       12%         0%        6%     12%
----------------------------------------------------------------------------------------------------------------------
1         $ 945        $100,000   $100,000   $100,000        614      657       700          0         0        0
2         1,937        $100,000   $100,000   $100,000      1,209    1,333     1,463        308       432      562
3         2,979        $100,000   $100,000   $100,000      1,784    2,027     2,292        883     1,126    1,391
4         4,073        $100,000   $100,000   $100,000      2,335    2,737     3,191      1,434     1,836    2,290
5         5,222        $100,000   $100,000   $100,000      2,868    3,467     4,172      1,967     2,566    3,271

6         6,428        $100,000   $100,000   $100,000      3,375    4,212     5,236      2,654     3,491    4,515
7         7,694        $100,000   $100,000   $100,000      3,857    4,972     6,392      3,317     4,431    5,851
8         9,024        $100,000   $100,000   $100,000      4,316    5,749     7,651      3,956     5,389    7,291
9         10,420       $100,000   $100,000   $100,000      4,749    6,541     9,021      4,568     6,361    8,841
10        11,886       $100,000   $100,000   $100,000      5,153    7,346    10,512      5,153     7,346   10,512

11        13,425       $100,000   $100,000   $100,000      5,552    8,200    12,189      5,552     8,200   12,189
12        15,042       $100,000   $100,000   $100,000      5,922    9,072    14,025      5,922     9,072   14,025
13        16,739       $100,000   $100,000   $100,000      6,264    9,963    16,040      6,264     9,963   16,040
14        18,521       $100,000   $100,000   $100,000      6,576   10,873    18,252      6,576    10,873   18,252
15        20,392       $100,000   $100,000   $100,000      6,854   11,799    20,681      6,854    11,799   20,681

16        22,356       $100,000   $100,000   $100,000      7,095   12,739    23,348      7,095    12,739   23,348
17        24,419       $100,000   $100,000   $100,000      7,295   13,690    26,279      7,295    13,690   26,279
18        26,585       $100,000   $100,000   $100,000      7,447   14,646    29,501      7,447    14,646   29,501
19        28,859       $100,000   $100,000   $100,000      7,552   15,609    33,048      7,552    15,609   33,048
20        31,247       $100,000   $100,000   $100,000      7,598   16,570    36,955      7,598    16,570   36,955

age 60    45,102       $100,000   $100,000   $100,000      6,784   21,209    63,603      6,784    21,209   63,603
age 65    62,785       $100,000   $100,000   $127,948      3,559   25,064   108,456      3,559    25,064  108,456

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Illustration
-----------------------------------------------------------------------------------------------------------------------
Initial specified amount $100,000          Male age 35                              Guaranteed costs assumed
Death benefit Option 1                     nonsmoker                                Annual premium $900
-----------------------------------------------------------------------------------------------------------------------
        Premium       Death benefit (1)(2)               Policy value (1)(2)               Cash surrender value (1)(2)
        accumulated   assuming hypothetical gross        assuming hypothetical gross       assuming hypothetical gross
End of  with annual   annual investment return of        annual investment return of       annual investment return of
policy  interest
year    at 5%           0%         6%        12%            0%        6%        12%          0%        6%      12%
-----------------------------------------------------------------------------------------------------------------------
1       $  945        $100,000   $100,000   $100,000        584        626        668          0         0        0
2        1,937        $100,000   $100,000   $100,000      1,150      1,270      1,396        249       369      495
3        2,979        $100,000   $100,000   $100,000      1,696      1,931      2,187        795     1,030    1,286
4        4,073        $100,000   $100,000   $100,000      2,219      2,606      3,044      1,318     1,705    2,143
5        5,222        $100,000   $100,000   $100,000      2,723      3,299      3,977      1,822     2,398    3,076

6        6,428        $100,000   $100,000   $100,000      3,203      4,006      4,989      2,482     3,285    4,268
7        7,694        $100,000   $100,000   $100,000      3,658      4,726      6,088      3,117     4,185    5,548
8        9,024        $100,000   $100,000   $100,000      4,090      5,461      7,284      3,729     5,101    6,924
9       10,420        $100,000   $100,000   $100,000      4,496      6,209      8,584      4,315     6,029    8,404
10      11,886        $100,000   $100,000   $100,000      4,873      6,969      9,998      4,873     6,969    9,998

11      13,425        $100,000   $100,000   $100,000      5,221      7,737     11,533      5,221     7,737   11,533
12      15,042        $100,000   $100,000   $100,000      5,538      8,515     13,205      5,538     8,515   13,205
13      16,739        $100,000   $100,000   $100,000      5,823      9,302     15,026      5,823     9,302   15,026
14      18,521        $100,000   $100,000   $100,000      6,075     10,094     17,011      6,075    10,094   17,011
15      20,392        $100,000   $100,000   $100,000      6,289     10,891     19,174      6,289    10,891   19,174

16      22,356        $100,000   $100,000   $100,000      6,463     11,688     21,533      6,463    11,688   21,533
17      24,419        $100,000   $100,000   $100,000      6,590     12,479     24,104      6,590    12,479   24,104
18      26,585        $100,000   $100,000   $100,000      6,666     13,260     26,910      6,666    13,260   26,910
19      28,859        $100,000   $100,000   $100,000      6,683     14,024     29,971      6,683    14,024   29,971
20      31,247        $100,000   $100,000   $100,000      6,637     14,766     33,315      6,637    14,766   33,315

age 60  45,102        $100,000   $100,000   $100,000      5,216     17,893     55,543      5,216    17,893   55,543
age 65  62,785        $100,000   $100,000   $112,343        764     18,976     92,085        764    18,976   92,085

(1) Assumes no policy loans or partial withdrawals have been made.

(2) Assumes a $900 premium is paid at the beginning of each policy year. Values will be different if premiums are paid in different amounts or with a different frequency.

The above hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The death benefit, policy value and cash surrender value would be different from those shown if returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual policy years. No representation can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 CONTENTS OF THE REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet.

         The prospectus consisting of 47 pages.

         The undertakings to file reports.

         The signatures.

         The following exhibits:

1.   A.   Copies of all exhibits required by paragraph A of instructions for
          Exhibits in Form N-8B-2 to the Registration Statement.

          (1)      (a)      Resolution of Board of Directors of IDS Life
                            Insurance Company establishing the Trust, adopted
                            May 9, 1985, filed electronically as Exhibit 1(a) to Post-Effective Amendment No. 12, File
                            No. 33-11165 is incorporated herein by reference.

                   (b) Resolution of Board of Directors of IDS Life Insurance Company reconstituting the Trust, adopted October 16, 1985, filed electronically as
                            Exhibit 1(b) to Post-Effective Amendment No. 12, File No. 33-11165 is incorporated herein by reference.

          (2)      Not applicable.

          (3)      (a)      Not applicable.

                   (b)      (1) Form of Division Vice President's Employment
                                Agreement dated November 1991, filed
                                electronically as Exhibit 3(b)1 to Post
                                Effective Amendment No. 13, File No. 33-11165 is incorporated herein by reference.

                            (2) Form of District Manager's Rider to IDS Life
                                Insurance Company, Personal Financial Planner's Agreement dated November 1986, filed electronically as Exhibit 3(b)2 to Post Effective Amendment No. 13, File No. 33-11165 is incorporated herein by reference.

                            (3) Form of Personal Financial Planner's
                                Agreement dated November 1986, filed
                                electronically as Exhibit 3(b)3 to
                                Post Effective Amendment No. 13,
                                File No. 33-11165 is incorporated
                                herein by reference.

                   (c) Schedules of Sales Commissions incorporated by reference to Registrant's original Registration Statement for the Variable Account on Form N-8B-2 (File No. 811-4298; May 10, 1985).

          (4)      Not applicable.

          (5)      (a)      Flexible Premium Variable Life Insurance Policy
                            filed with the Original Registration Statement
                            (File No. 33-11165) on December 31, 1986 and incorporated herein by reference.

                   (b) Flexible Premium Variable Life Insurance Policy (VUL-3) to be filed by amendment.

          (6)      (a)      Certificate of Incorporation of IDS Life
                            Insurance Company, dated July 23, 1957,
                            filed electronically as Exhibit 1.A.(6)(a) to Post-Effective Amendment No. 12, File No.
                            33-11165 is incorporated herein by
                            reference.

                   (b) Amended By-Laws of IDS Life Insurance Company, filed electronically to Post-Effective Amendment No. 12, File No. 33-11165 is incorporated herein by reference.

          (7)      Not applicable.

          (8)      (a) Form of Investment Management and
                       Services Agreement dated December 17, 1985 between IDS Life and IDS Life Series Fund, Inc., filed electronically as Exhibit 8(a) to Post-Effective Amendment No. 13, File No. 33-11165 is incorporated herein by reference.

                   (b) Form of Investment Advisory Agreement dated July 11, 1984 between IDS Life and IDS Financial Services Inc. relating to the Variable Accounts, filed electronically as
                       Exhibit 8(a)to Post-Effective Amendment No. 13, File
                       No. 33-11165 is incorporated herein by reference.

          (9)      None.

          (10) Application form for the Flexible Premium Variable Life Insurance Policy filed electronically as Exhibit 1.A.(10) to Registrant's Form N-8B-2 with Post-Effective Amendment No. 11, File No. 33-11165 is incorporated herein by reference.

          (11) IDS Life Insurance Company's Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies filed electronically as
                   Exhibit 1.A.(11) to Registrant's Form N-8B-2 with Post-Effective Amendment No. 11, File No. 33-11165 is incorporated herein by reference.

     B.   (1)      Not applicable.

          (2)      Not applicable.

     C.   Not applicable.

2. Opinion of counsel to be filed by amendment.

3. Financial Statement Schedules to be filed by amendment.

4. Not applicable.

5. Financial Data Schedules to be filed by amendment.

6. Actuarial opinion of James M. Jensen to be filed by amendment.

7.       (a)      Written actuarial consent of James M. Jensen to be filed by amendment.

         (b) Written auditor consent of Ernst & Young LLP to be filed by amendment.

         (c) Power of Attorney to sign amendments to this Registration Statement dated August 19, 1997, filed as an Exhibit to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6, File No. 33-62457 is incorporated herein by reference.

         (d) Power of Attorney to sign amendments to this Registration Statement date April 8, 1998 filed electronically as Exhibit 7(d) to Post-Effective Amendment No. 17 to the Registration Statement on Form S-6, File No. 33-11165 is incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 IDS Life Insurance Company, on behalf of the Registrant, has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in the City of Minneapolis, and State of Minnesota on the 28th day of December, 1998.


                                 IDS Life Variable Life Separate Account
                                                   (Registrant)

                                 By IDS Life Insurance Company
                                                   (Sponsor)

                                 By /s/   Richard W. Kling*
                                          Richard W. Kling, President


Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 28th day of December, 1998.

Signature                                 Title

/s/  James A. Mitchell*                   Chairman of the Board
     James A. Mitchell                    and Chief Executive Officer

/s/  Richard W. Kling*                    Director, President
     Richard W. Kling                     and Chief Executive Officer

/s/  Jeffrey S. Horton**                  Vice President and Treasurer
     Jeffrey S. Horton

/s/  David R. Hubers*                     Director
     David R. Hubers

/s/  Paul F. Kolkman*                     Director and Executive Vice
     Paul F. Kolkman                      President

/s/  Barry J. Murphy*                     Director and Executive Vice
     Barry J. Murphy                      President, Client Service

/s/  Stuart A. Sedlacek*                  Chief Financial Officer and
     Stuart A. Sedlacek                   President, Assured Assets

/s/  Philip C. Wentzel**                  Director, Vice President and
     Philip C. Wentzel

*Signed pursuant to Power of Attorney dated August 19, 1997 filed as Exhibit to Amendment No. 5, as an Exhibit to Amendment No. 5 of the original Registration Statement to Form N-8B-2, File No. 811-4298.
**Signed pursuant to Power of Attorney dated April 8, 1998, filed electronically as an Exhibit to Post-Effective Amendment No. 3
to the Registration Statement on Form S-6, File No. 33-62457

By:



-------------------------------
Mary Ellyn Minenko